Aduro Clean Technologies to Participate in September Conferences and Initiates Public Relations Campaign

London, Ontario, September 4, 2025 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower-value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, announced its participation in several investor and industry events in September 2025, including the Nasdaq New York Climate Week Forum. The Company also announced that it has initiated a public relations campaign with KCSA Strategic Communications, as part of its efforts to build the Company's brand and industry visibility.

H.C. Wainwright 27th Annual Global Investment Conference

Date: September 8-10, 2025

Presentation Date & Time: September 9, 2025, 12:00 p.m. ET

Location: Lotte New York Palace Hotel, New York

Webcast: https://journey.ct.events/view/4570fe2e-7db9-4f63-a37d-be5d629e7d86

Known for its scale and global reach, the conference connects growth companies with a broad audience of institutional investors, private equity and venture capital representatives, and industry leaders. It features corporate presentations, panel discussions, and extensive one-on-one meetings, offering direct access to global capital and strategic partners.

Gabelli Funds 3rd Annual PFAS Symposium

Date: September 17, 2025

Presentation Time: 2:15 p.m. ET

Location: The Harvard Club, New York

Webcast & Conference Registration: https://gabelli.com/event/3rd-annual-pfas-symposium/

An invite-only forum hosted by Gabelli Funds, bringing together investors, analysts, and company executives to explore market opportunities tied to emerging environmental challenges. The event offers targeted engagement with a highly focused investor audience and the opportunity for deep-dive discussions on solutions with long-term market potential.

Nasdaq New York Climate Week Forum

Date: September 23, 2025

Location: Nasdaq MarketSite, New York

Website: https://www.events.nasdaq.com/2025-Nasdaq-New-York-Climate-Week-Forum

Held as part of the annual Nasdaq New York Climate Week Conference, the invite-only Forum convenes senior executives, policymakers, and investors to explore strategies for advancing sustainability, capital markets engagement, and the global transition to a low-carbon economy. Abe Dyck, Head of Corporate Development, will represent Aduro in discussions focused on sustainable innovation, energy transition, and climate-focused investment, providing the Company with visibility among leaders and stakeholders engaged in climate action and responsible investment.

The Company will also participate in investor meetings throughout the conferences. To schedule a meeting, please reach out to the conference representatives, or email aduro@kcsa.com.

Public Relations Agreement with KCSA Strategic Communications

Aduro entered into an expanded agreement (the "KCSA Agreement") with Kanan Corbin Schupak & Aronow, Inc. dba KCSA Strategic Communications ("KCSA"), a fully integrated strategic communications agency headquartered in New York City, specializing in public relations, investor relations and digital marketing.

KCSA will provide public relations services in addition to its existing investor relations support to Aduro, including media relations, ESG positioning, amplification of the Company's technical and commercial milestones, technical explainer series, executive interviews, media kits, thought leadership articles, social amplification, and event campaigns.

These services will be delivered across financial news outlets, ESG and technical media, investor conferences, podcasts, LinkedIn, X/Twitter, and industry panels. The KCSA Agreement will continue on a monthly basis for six months beginning September 8, 2025 (the "KCSA Term"). In consideration for the additional services to be provided by KCSA, the Company has agreed to pay KCSA a monthly cash fee of US$10,000 per month for duration of the KCSA Term.

KCSA is arm's length to the Company and does not own any securities of Aduro as of the date of this release; however, KCSA may acquire an interest in the securities of the Company in the future. Other than its existing investor relations engagement and the public relations agreement described herein, KCSA has no other relationship with the Company.

KCSA Strategic Communications

252 West 37th St., 15th Floor, New York, NY 10018
info@kcsa.com | +1-212-896-1200 | www.kcsa.com

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ Technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Head of Business Development and Investor Relations
ir@adurocleantech.com

+1 226 784 8889

KCSA Strategic Communications

Jack Perkins, Senior Vice President
aduro@kcsa.com

Forward Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events, or developments that the Company believes, expects, or anticipates will or may occur in the future are forward-looking statements. The forward-looking statements reflect management's current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements. The forward-looking statements in this release include, but are not limited to, Aduro's participation in investor and industry conferences, including the H.C. Wainwright 27th Annual Global Investment Conference, the Gabelli Funds 3rd Annual PFAS Symposium, and the Nasdaq New York Climate Week Forum; the anticipated benefits of the Company's expanded agreement with KCSA Strategic Communications to include public relations services; and the potential impacts of increased visibility and outreach activities on investor awareness and market performance. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, adverse market conditions, the effectiveness of communications and outreach initiatives, potential technological challenges, difficulties in raising adequate funds, and other factors beyond the control of the Company. The Company disclaims any intent or obligation to update or revise any forward-looking statements, except as required by applicable law.